Exhibit 99.1

IAMGOLD Reports Further High Grade Results from the Monster Lake Project, Quebec

TSX: IMG
NYSE: IAG

TORONTO, July 6, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided the remaining assay results from the winter 2017 drilling program completed at its Monster Lake joint venture project located 50 kilometres southwest of Chibougamau, Quebec, Canada.  The company is reporting the assay results from the final fourteen drill holes, totaling just over 5,400 metres, from a total of 25 diamond drill holes, totaling 10,657 metres, completed this past winter.

The assay results are provided in Table 1 below and include the following highlights:

(A drill hole plan map and longitudinal sections are attached to this news release.)

Monster Lake Shear Zone, Megane Zone and Annie Shear Zone:

•	Drill hole ML17-197: 3.5 metres grading 67.42 g/t gold
•	Includes: 1.2 metres grading 203.31 g/t gold
•	Drill hole ML17-198B: 5.0 metres grading 80.28 g/t gold
•	Includes: 1.8 metres grading 208.41 g/t gold

Lower Shear Zone:

•	Drill hole ML17-199: 1.6 metres grading 39.48 g/t gold
•	Includes: 0.9 metres grading 66.50 g/t gold

The 2017 winter drilling program was designed to target high potential areas along the 3-kilometre trend of the Monster Lake Structural Corridor ("MLSC") and associated shear zones to improve confidence and expand known zones of mineralization, as well as better define more recent discoveries such as the new zone located 200 to 400 metres to the north of the Megane Zone, as well as mineralization discovered within a parallel structure, the Lower Shear Zone, that has returned encouraging initial results. Interpretation of the structural setting suggests favourable potential for the occurrence of additional mineralized shoots along this major structural corridor.

The results from this drilling program have demonstrated continuity of very high grades of mineralization associated with the Megane Zone where tested with infill diamond drill holes. They have also extended mineralization in the northern part of the mineralized shoot with positive results obtained from holes ML17-197 and ML17-201B. As well, new areas of mineralization to the north of the Megane Zone, which appear to be associated with multiple mineralized shear zones, will require further drill testing to evaluate the potential of this area. The most recent assay results received from drill holes intersecting the Lower Zone hosted in a parallel shear zone northwest of the Megane Zone are also considered encouraging and include hole ML-17-191 which intersected 85.27 g/t Au over 1.8 metres (see press release dated May 11, 2017) and hole ML-17-199 which intersected 39.48 g/t Au over 1. 6 metres.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "With all assay results now in hand from our winter campaign, we are working to revise the deposit model to better understand the resource potential of the Megane Zone.  Importantly, the drilling program has continued to identify new areas of gold mineralization along the main shear and associated with parallel structures, again reinforcing our view of the favourable potential for the discovery of additional mineralized zones."

Next Steps
In the coming weeks, a 1,600 metre diamond drilling program is planned to test the gold bearing structures from areas accessible in the summer season. The program will specifically target the Lower zone as well as complete additional infill holes at the Megane zone. The results will be incorporated into the deposit model and may lead to the completion of an initial mineral resource estimate by yearend.  Further drilling will be required to evaluate the potential of the new mineralized areas and are scheduled for next winter.

About the Monster Lake Project
The Monster Lake project is underlain by Archean volcanic rocks of the Obatogamau Formation and is traversed by an important deformation corridor and associated gold-bearing mineralized structures. Historical drilling and exploration  by TomaGold Corporation ("TomaGold') have identified  a four-kilometre long structural corridor, along which most of the known gold occurrences discovered to date on the property are associated, including the Megane Zone.

IAMGOLD holds a 50% interest in the Monster Lake project. Pursuant to an earn-in option agreement with TomaGold amended on October 30, 2015,  IAMGOLD holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a further C$10.0 million on the project within a seven-year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment. IAMGOLD has completed its first year commitment under the terms of the amended option earn in agreement.

Technical Information and Quality Control Notes
The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to ALS Minerals Laboratory located in Val-d'Or, Québec.  Samples are coarse crushed to a -10 mesh and then a 1000 gram split is pulverized to 95% passing -150 mesh. ALS Minerals processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne (g/t), another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 g/t are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

Table 1

Monster Lake Project Drilling Final Results - 2017 Winter Drilling Program
Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width (2)	Au (1)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
ML-14-116-EXT	5488116.462	520000.5312	369.2114	139	-45	423 (extended by 119m)	399.90	405.70	5.80	5.02	NSR	Lower Shear Zone
ML-17-185	5488702.083	520143.7609	371.3154	290	-60	354	165.00	165.90	0.90	0.64	6.48	Main Shear Zone
							172.50	174.35	1.85	1.31	2.14
							272.60	273.00	0.40	0.28	6.60	Lower Shear Zone
ML-17-195B	5488372.421	520165.2167	370.9754	285	-59	393	328.80	331.60	2.80	1.80	2.48	Main Shear Zone
ML-17-197	5488373.881	520165.3391	370.9558	310	-55	390	335.30	336.30	1.00	0.77	10.05	Main Shear Zone
							338.70	339.50	0.80	0.61	1.90
							342.00	344.30	2.30	1.76	2.28
							347.30	351.90	4.60	3.52	67.42
Including(3)							349.80	351.30	1.50	1.15	203.31
ML-17-198B	5488322.811	520314.0703	373.1009	290	-50	519	96.00	97.00	1.00	0.77	12.35
							467.00	473.50	6.50	4.98	80.28	Main Shear Zone
Including(3)							470.30	472.70	2.40	1.84	208.41
							478.80	479.85	1.05	0.80	1.34
ML-17-199	5488116.656	520142.9305	370.1113	301	-57	585	402.90	406.50	3.60	3.26	NSR	Main Shear Zone
							539.40	541.20	1.80	1.56	39.48	Lower Shear Zone
Including(3)							539.40	540.45	1.05	0.91	66.50
ML-17-200	5488670.966	520292.3765	371.6393	293	-53	498	322.80	328.00	5.20	3.98	NSR	Main Shear Zone
							422.30	423.60	1.30	1.13	1.47	Lower Shear Zone
ML-17-201B	5488565.183	520126.1316	370.7377	280	-75	342	271.00	272.60	1.60	1.23	1.01	Main Shear Zone
							278.40	282.40	4.00	3.06	3.66
							286.60	288.00	1.40	1.07	1.24
ML-17-202	5489267.93	520623.8164	375.9692	315	-50	392	245.40	246.70	1.30	1.22	1.08	Annie Shear Zone
							280.20	281.40	1.20	1.13	3.91
ML-17-203	5488565.822	520125.5885	370.7421	290	-47	327	194.20	195.50	1.30	1.13	1.27
							209.00	209.90	0.90	0.78	3.73	Main Shear Zone
							303.80	308.10	4.30	3.72	NSR	Lower Shear Zone
ML-17-204	5489826.572	520939.6488	373.7997	315	-55	315	203.40	208.40	5.00	3.83	2.74	Annie Shear Zone
ML-17-205	5489729.821	520973.2074	375.2069	315	-55	351	No significant results					Annie Shear Zone
ML-17-206	5488998.666	520344.4845	372.6063	335	-60	417	347.70	348.70	1.00	0.64	1.50	ML Shear Zone
							357.50	358.90	1.40	0.90	1.27	Main Shear Zone
ML-17-207	5488998.32	520344.143	372.5386	325	-65	405	360.80	361.80	1.00	0.77	1.42	Main Shear Zone

Notes:

1. Drill hole intercepts are calculated using a  0.50 g/t Au assay cut-off.
2. True widths of intersections are approximately 60-90% of the core interval.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

Monster Lake Project

DRILL HOLE PLAN MAP – MONSTER LAKE PROJECT

Chibougamau
Chapais
N
Monster Lake Project

0
1
kilometres
Monster Lake Structural Corridor
ML-17-204
ML-17-205
ML-17-202
ML-17-190
ML-17-206
ML-17-207
ML-17-189
ML-17-196
ML-17-193
ML-17-192
ML-17-186
ML-17-200
ML-17-185
ML-17-184
ML-17-203
ML-17-201A&B
ML-17-198A&B
ML-17-195A&B
ML-17-197
ML-17-191
ML-17-199
ML-17-194
ML-17-188
ML-17-187
Megane Zone
Monster Lake Claim Block
LEGEND
2017 Winter IAMGOLD drill holes
Previous IAMGOLD drill holes
Historical drill holes
Lakes
Rivers
Main gravel roads
Bush roads

MONSTER LAKE STRUCTURAL CORRIDOR - *Longitudinal Sections*

MAIN SHEAR ZONE
ANNIE SHEAR ZONE
Megane Zone
Fold Nose
Au g/t / True width (m)
NSR – No Significant Results
Metal Factor (g/t * m t.w)
0 to 5
5 to 10
10 to 20
20 to 50
50 to 100
+ 100

LOWER SHEAR ZONE
Lower Zone lens – Located approx. 100m West of the Megane Zone
250m
ANNIE SHEAR ZONE
Megane lens
LOWER SHEAR ZONE
MAIN SHEAR ZONE
N

Vertical Longitudinal Sections Looking NW

SOURCE IAMGOLD Corporation

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%CIK: 0001203464

For further information: Ken Chernin, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (416) 388-6883; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 967-9942, Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 07:00e 06-JUL-17